LIBBEY INC.

2001 ANNUAL REPORT

02027309

ARS
PE
12/31/01

RECD S.E.C.
APR 17 2002
1086



PROCESSED
APR 24 2002
THOMSON
FINANCIAL

Libbey®

LIBBEY Profile

Libbey is the leading producer of glass tableware in North America. In addition, through its Syracuse China and World Tableware subsidiaries, it is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. In 2001, its net sales totaled $419.6 million and net income was $39.4 million.

The Leader in North America

The company designs, manufactures and markets under the well-recognized Libbey brand name an extensive line of high-quality, machine-made glass tableware. Known as America's Glassmaker™, Libbey maintains nearly 2,000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Its glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable it to provide a high level of service to all its end users for glass tableware. In addition, the company is a joint venture partner in Vitrocrisa, the largest glass tableware manufacturer in Mexico. Vitrocrisa provides Libbey additional distinctive products at a competitive cost.

Beyond sales in the United States and Canada, Libbey exports glassware to more than 75 countries around the world and provides technical assistance to a number of foreign glass tableware manufacturers.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through its broad glassware, dinnerware and flatware product offerings and extensive sales and distribution network, among the largest in the foodservice supply industry. The 1995 acquisition of Syracuse China (dinnerware) and the 1997 acquisition of World Tableware (flatware and holloware) are examples of the company's plan to expand in the foodservice industry through acquisitions. The company has achieved significant cost efficiencies and synergies at Syracuse China and World Tableware, leading to substantial improvements in the profitability of these operations.

The Leading Brand Name in Retail

The Libbey brand name is one of the most recognized brand names in consumer housewares in the United States and the leading brand name in glass tableware. Its products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores.

Libbey®

2001

ANNUAL REPORT

2001

Focus for 2001

Investing for the Future

Selling Smarter

Minding the Store

A World of Opportunity

Libbey®

A N N U A L R E P O R T

Evaluation for 2001

Investments reached new levels in 2001. A record $35.2 million in capital expenditures. New state-of-the-art production equipment.

Innovative new products led the way. A total of 689 new glass, ceramic dinnerware and metalware products introduced in 2001.

Order-fill rates improved to 98.8% from 93.3% just two years ago. Improved utilization of financial assets, as cash tied up in key working capital was reduced by $20 million.

Sales to 77 countries around the world in 2001. Focused on securing low-cost distinctive products in 2001 as we broadened our product selection.

LIBBEY Products

Libbey's products are known and respected all over the world for their style, quality and durability. Pictured on the right, from top to bottom, are several of Libbey's newest products for 2002:

- 8-Quart Round Roll-Top Chafer from World Tableware's Eminence II Collection
- Cantina from Syracuse China in Turquoise and Cantaloupe
- Libbey's 12-Ounce Midtown Martini
- Esquire Flatware from World Tableware's 18/8 Collection



Table of Contents

Profile (inside front cover)

Financial Highlights 3

Libbey's Vision, Mission & Values 3

Letter to Shareholders 4

Investing to be Better, Smarter, Faster – *A Big Step Forward in 2001* 8

Selling Smarter for Profitable Growth – *A Year for New Products* 10

Minding the Store – *in a Period of Unprecedented Change* 12

A World of Opportunity – *Global Expansion Remains a Priority* 14

Financial Review

- Eleven-Year Summary of Selected Financial Data 17
- Management's Discussion and Analysis 18
- Report of Management 24
- Report of Independent Auditors 24
- Financial Statements and Accompanying Notes 25
- Selected Quarterly Financial Data 40

Directors 41

Officers 42

General Information 43

Main Operating Locations 44

Financial Highlights

Dollars in thousands, except per-share amounts	**2001**	2000	% Change
Sales	**$ 419,594**	$ 441,828	(5.0%)
Income from operations	**62,449**	81,598	(23.5%)
Earnings before interest and income taxes	**68,592**	92,695	(26.0%)
Interest expense - net	**9,360**	12,216	(23.4%)
Provision for income taxes	**19,840**	33,613	(41.0%)
Net income	**$ 39,392**	$ 46,866	(15.9%)
Net income per share:			
Basic	**$ 2.58**	$ 3.07	
Diluted	**$ 2.53**	$ 3.01	

Other Information	**2001**	2000
Number of employees (year-end)	**3,183**	3,254
Number of shares outstanding (year-end)	**15,336,443**	15,210,702
Number of registered shareholders (year-end)	**1,087**	1,119

Our Vision, Mission & Values

Libbey's Vision
is to be
"World-Class, Second to None."

Libbey's Mission
is to be a customer-focused organization delivering world-class performance through the ideas and achievements of motivated people winning together through teamwork.

Libbey's Values are:

Teamwork
Get Involved
Involve Others
Challenge with Respect

Respect
Listen
Value Others' Opinions
Treat People Fairly

Change
Embrace it
Promote it
Make it Happen

Development
Learn
Encourage
Coach

Performance
Exceed Challenging Goals
Have a Sense of Urgency
Quality Throughout

Letter to Shareholders



John F. Meier
Chairman and Chief Executive Officer

In 2001, Libbey fell short of its goals and experienced arguably its most challenging year since going public in 1993.

September 11th put an already challenging business environment into a downward spiral. We were not immune to its effects. Particularly hard hit was the travel and leisure component of our foodservice business. Industry statistics (provided through Technomic Inc.) indicate that sector declined 4.4% for the full year, with the fourth quarter decline being most dramatic.

Overall, Libbey sales finished at $420 million, off 5% from prior year. Net income was $39.4 million, down 16%. Earnings per diluted share finished at $2.53, compared to $3.01 in the prior year.

While a down year is unfortunate, we did enjoy solid performances and breakthroughs. We experienced a fine retail sales performance, successful labor negotiations in our glass plants, a record and well-executed $35.2 million capital expenditure program and record service levels to our customers. In addition, the company continued its strong financial condition with solid free cash flow generation and debt reduction. And in the face of turbulent equity markets, our Libbey stock closed the year at $32.65, up 7.5% for the year.

We intend to build upon these achievements in 2002. While our country and the world have changed markedly with the events of September 11th, Libbey has been faced with significant challenges in the past. Dating to our origins in 1818, Libbey has weathered and persevered through wars, recessions and other material external events, which are a part of our history. Solid performance in the face of these conditions is part of our fabric.

Our Performance in 2001

Sales to all Libbey customer groups, except for retail, experienced a fall-off in 2001.

Libbey's foodservice business finished down for the year. This also includes Syracuse China and World Tableware. The fourth quarter, due to the impact of the attack on America, was most damaging. Sales to industrial, premium and export customers also missed prior year results and budget.

Our retail business fared well, in the face of a challenging economy, and finished the year up almost 6%. We benefited from a strong response to our popular priced lines and well-received new product introductions. Libbey's relationships and position with leading mass merchants and specialty retailers proved beneficial in a tough economy.

At the same time, our joint venture in Mexico, Vitrocrisa, experienced a difficult 2001. Pretax equity earnings fell to $6.4 million, off 47% from last year. A strong Mexican peso, higher costs and increasing foreign challenges in the home Mexican market impacted Vitrocrisa.

Libbey's glass factories and Syracuse China facility faced the challenge of reduced demand and initiated prudent inventory management. And, at the same time, we were installing advanced proprietary glass-making equipment at our glass factories, as well as new kiln technology at Syracuse China, the single largest capital project in its history. Our glass capital projects enable world-class stemware production and enhanced design at increasingly competitive prices. In addition, a new pressware process, with patents pending, will improve that category of glass product in the future. The Syracuse kiln project has enabled processing time to be cut by 67%, while automating a key portion of the ceramic dinnerware process.

Additionally, natural gas costs for the year increased $3.6 million or 22%. While the spot market moved to gradually reduced prices later in the year, our hedging policy that mitigated the steep rises of 2000 and the first quarter of 2001, tempered our full realization of cost declines later in 2001.

On the broader financial front, we experienced another year of solid cash flow generation. Our key working capital balance was lowered $20.0 million. Debt was paid down by $13.4 million and finished the year at $148 million. Libbey's financial strength continued to be exceptionally strong with the following year-end ratios: Debt to EBITDA (earnings before interest, income taxes, depreciation and amortization) of 1.7 times, and EBITDA to interest expense of 9.3 times. The company, as always, continues to be focused on cash flow results and returns and the obvious business benefits that will reward shareholders accordingly.

In the balance of this report, we will evaluate the progress made against the focus for 2001 established in last year's annual report and expectations for 2002 and beyond.

The Anchor Hocking Acquisition

In June of 2001, we announced our intent to acquire the Anchor Hocking division of Newell Rubbermaid Inc. for $332 million. Libbey deems the combination of our two proud American brands and the attendant synergies and cost savings to be significant. In the face of a constant competitive challenge from abroad, we believe our ability to compete and better service the broader needs of our customers would be clearly enhanced. We were clearly encouraged by the reception numerous constituencies accorded the announcement; most importantly, associates of both companies, our customer base and our investors.

In July, the Federal Trade Commission (FTC) announced their intent to investigate, and they eventually challenged the transaction late in the year, focusing on the foodservice segment of Anchor Hocking's business. A restructured transaction was announced January 22, 2002, and we believed it responded to the FTC's issue on Anchor Hocking's $17 million foodservice business. Libbey agreed to buy the remainder and vast majority of the Anchor Hocking business with net sales of $186 million in 2001 and agreed to have no part in

Anchor Hocking's foodservice business. That foodservice business would be left with Newell Rubbermaid Inc., and they would outsource their production needs, as commonly done by other key players in the glass tableware industry. This amended $277.5 million deal was again challenged, and the FTC sought a preliminary injunction to block the transaction. Libbey pursued its rights in a federal court proceeding in late February of this year. At press time, we had no decision from the judge.

The company has put forth a very thorough and consuming effort to achieve the Anchor Hocking transaction and satisfy the issues raised by the FTC. We are hopeful that the court will recognize the new transaction as responsive, and that the equities of all parties have been served. We look forward to getting on with the promise of this transaction.

The Business Challenge that Lies Ahead in 2002

Libbey must rebound from the sales fall-off associated with both 2000 and 2001. At the same time, we plan to restore our profitability to levels of performance prior to 2001. Indications now suggest the economy is strengthening. This is welcomed news, and we have aligned our strategies to take full advantage. The following are some of our key initiatives:

- Libbey has restructured its sales and marketing leadership.
- Libbey has entered into broadened business opportunities with key foodservice distributors. We are counting upon this to grow our foodservice sales.
- Libbey will build on its sourced product strategy. In 2001, sales totaled over $100 million in glass, metalware and ceramic dinnerware purchased from vendors outside the USA.
- Libbey will build on the success of its new product development program. In 2001, over 27% of our glassware unit volume were products debuted in 2000 and 2001. We intend to accelerate this performance in glass and other product categories.
- Libbey has reduced operating budgets meaningfully to improve our cost profile. Increased attention to value-added activities and investments is at the forefront.
- Libbey will begin to harvest annualized benefits of last year's record capital expenditure programs.
- Libbey's efforts involving enhanced productivity and cost efficiency will accelerate. This is aided by tightened management effort and improved insights resulting from our activity-based cost management program, now commencing its full implementation phase.

Barring any major external disruptions to the economy, Libbey is confident that the above, and other key objectives, will lead us to accomplishing sales, cash flow and earnings growth in 2002. Our goals, while challenging, are realistic and we expect to attain them.

Our Focus

Libbey looks to the future in the face of change all around us. Change involving our markets, our customers and our colleagues. To that end, I would like to personally thank Mr. L. F. "Dutch" Ashton, an officer of the company and our Vice President of Sales, who recently retired after 32 years of service to the company. I will miss his dedication and commitment to Libbey, and I thank him for his contributions, service and friendship.

We are clearly on our way to recovering from the events of last September, as well as the economic malaise that surrounded us. Our plan calls for an increasing and methodical recovery of our markets, with the last six months of 2002 showing increasing strength. Libbey's efforts are singularly focused on executing our agenda with a "back-to-basics" mindset.

Also in this period of increased scrutiny of all aspects of corporate performance and disclosure, we are continually committed in this facet of our duties. I am proud of our record as a public company and the continued efforts of our Board of Directors in discharging their duties and serving the interests of our shareholders.

Missing our financial targets in 2001, even when complicated by reasons beyond our control, does not sit well with your management team, I can assure you. For 2002, our goals to achieve sales of $430 million and EPS of $2.60 are a first step in regaining our momentum.

Realization of the Anchor Hocking transaction is a key step to furthering that momentum. However, should the courts ultimately decide against us, we are prepared to pick up the challenge and build on the strengths of our own business and also go forward with new external growth opportunities.

Libbey's strength lies in the commitment of its people. The events of last year and the changes wrought are but the latest significant turn that our company has endured. The roots of our 184-year-old company run deep. It is with confidence, buoyed by our history, past successes and current initiatives, that the 3,200 men and women of Libbey face the future. We are "America's Glassmaker™." With that, we welcome the competitive challenge and all that the future brings to us.

John F. Meier

Chairman and Chief Executive Officer

March 12, 2002







The investments in our new state-of-the-art stemware production equipment allowed us to introduce our newest stemware line, Vina. With tall, elegant stems and large, oversized bowls, Vina, the most significant product launch in years, is only the beginning.





Investing to be Better, Smarter, Faster – *A Big Step Forward in* 2001

Investments in all of Libbey's assets reached new levels in 2001, as we took bold steps to improve product delivery capabilities and our cost structure. We invested more in state-of-the-art production equipment than in any year in the company's history, a record $35.2 million.

With a focus on increasing productivity, we made unprecedented investments in new manufacturing equipment and technology. We installed new fast-fire kiln technology at Syracuse China, resulting in increased production speeds, lower operating costs and a faster new product development cycle. The investment, the single largest capital project since we purchased the business, is a significant step forward in making Syracuse China a world-class competitor in ceramic dinnerware.

We leveraged our world-class engineering in glass manufacturing to develop and install state-of-the-art stemware production equipment during 2001. Among the benefits are improved stemware features, including elegant and taller stems, more upscale designs, increased production speeds and a reduction in machine changeover time. Other new production equipment was purchased in 2001 for our glass tableware operations that will allow us to reap similar benefits.

Two years ago we began a comprehensive effort to better understand process costs and reduce non-value-added activities through activity-based cost management analysis. This investment in activity-based cost management as a framework to implement intelligent process redesign, to improve customer service and to reallocate resources will continue in 2002. It has resulted in a better understanding of the true cost of our business processes and a renewed commitment to maximize the return on all of our investments.


Libbey

his year Libbey opened the doors to its new corporate showroom, just two blocks away from its corporate headquarters in downtown Toledo. At 12,000 square feet, it displays virtually every item from our Libbey, Syracuse China, World Tableware, Crisa and Luigi Bormioli collections. Complete with conference rooms and meeting facilities, it is already enhancing our ability to meet our customers' needs.


RIEDHAMMER

The fast-fire kiln technology installed at Syracuse China was the largest capital expenditure since we purchased the business and resulted in increased production speeds, lower operating costs and a faster new product development cycle. Efficient automation means superior product delivered to the customer faster.

In 2001, we realized the benefits of investments in real-time inventory and product tracking systems utilizing radio frequency technology. This technology and the efforts of many Libbey associates contributed to Libbey realizing order-fill rates of 98.8% in 2001 as compared to 93.3% just two years ago.

Worldwide competition is not getting any easier. Focused investing in new technologies, business processes and our associates is part of the game plan to further enhance our competitive edge. We expect to realize more of the benefits of this investment commitment in 2002.



elling smarter is not just a slogan at Libbey – it is a way of life. Whether we are creating new cutting-edge designs, collaborating with our joint venture partner, Vitrocrisa, or using technology to better understand the needs of our customers, selling smarter for profitable growth is always our goal.



Selling Smarter for Profitable Growth – *A Year for New Products*

Innovative new products and new market opportunities led the way in selling smarter for profitable growth in 2001. Enhanced manufacturing capabilities, enabling exciting new products like the Vina stemware line, have provided a foundation for future sales growth aided by new product introductions.

Libbey introduced 689 new glass, ceramic dinnerware and metalware products in 2001 after introducing almost 600 new products in 2000. In 2001, over 27 percent of our glassware unit sales came from products introduced in either 2000 or 2001. This validates the importance and success of focusing resources and energies on developing new products and markets where Libbey quality and innovation can generate the greatest value.

Distinctive handmade products from our joint venture, Vitrocrisa, have helped us profitably grow sales to retail customers. These products have had an especially positive impact on sales in floral and craft applications. In addition, the combination of Libbey and Crisa glassware in packaged sets can be found at retail stores throughout North and South America.

Libbey's field sales force utilizes a proprietary communications network that includes a database of customer information, including account information, inventory amounts, order status, fill rates and product photos. In addition, our Customer Information Portal allows our sales force to better understand customer buying patterns and requirements and to respond more effectively to customer queries, improving productivity. This system also is allowing customer relations representatives and our sales force to more efficiently fulfill both customers' orders and their expectations.





variety of departments within Libbey collaborate to produce the new products that make us the leader in the industry: New Product Development, Knowledge Management and Activity-Based Cost Management are just a few. These many employees contribute thousands of hours a year to bring unique, high-quality glass, china and metalware products to our customers.



We also sell smarter every day by taking advantage of in-house design teams working together with marketing, sales, engineering and manufacturing to meet customer-specific requirements. New product development is a way of life at Libbey, and this dedicated effort is key to providing more valuable products to customers that satisfy profitability requirements. In the end, our efforts to sell smarter are focused on delivering what the customer wants, when they want it, more effectively than our competition.

dow(7%)
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Libbey+7.5%

Minding the Store — *in a Period of Unprecedented Change*

We focus on getting the fundamentals right. Improving efficiencies and productivity throughout the company. Managing a targeted and effective new product development effort. Challenging ourselves to reduce unproductive cash tied up in working capital. Watching costs carefully and investing in opportunities with a solid financial return under careful scrutiny. Attention to these areas is nothing new or unique to Libbey. But our focus, consistency and the experience of Libbey associates help us improve the operations of the company in the face of challenging economic conditions.

There is no question the poor economic environment in 2001 had an impact on our business overall, and many of the achievements were clouded by lower sales and production. But the steps we took in 2001 to improve the operating fundamentals of our business will pay dividends for years to come and will position Libbey for profitable growth.

A few notable accomplishments in 2001:

- It was one of the most successful years in introducing new glassware, dinnerware and flatware products. In 2001, we introduced 113 new shapes of glass tableware, more than twice the number compared to 1999. It was a year of measurable success in introducing new items that added profitable sales.
- Our customer service improved, with order fill rates increasing to 98.8% in 2001 from 93.3% two years ago.
- We made progress in reducing cash tied up in key working capital. We incurred the short-term earnings reduction associated with reducing production late in the year to lower inventory. We also improved cash collection efforts and controlled cash outflows. As a result, we generated $4.10 of sales for every dollar we had invested in the total of trade accounts receivable and inventory, reduced by accounts payable at year-end 2001...that compares to $3.61 at year-end 2000. We generated $20.0 million in additional cash flow at year end as a result of reducing these working capital accounts.

Libbey Stock Price


$34
$32
$30
$28
$26
$24
1999
2000
2001

Sales $ Generated/$ Invested in Key Working Capital


$4.30
$4.10
$3.90
$3.70
$3.50
$3.30
1999
2000
2001

Order-Fill Rate


100%
98%
96%
94%
92%
90%
1999
2000
2001



Improvements in order-fill rates illustrate our commitment to customer service and progress in minding the store.

We invested and successfully installed new equipment that reduced costs, with labor-saving efficiencies and improved product capabilities and features. Examples include a new fast-fire kiln at Syracuse China and new state-of-the-art forming equipment in our glass plants.

Improved logistical controls and freight efficiencies reduced the cost of transporting product among our distribution centers by over $1 million.

Our stock price reflected improving expectations as LBY increased 7.5% for the year, which compares to 1.0% for the Russell 2000 and a decrease of 13.0% for the S&P 500.

The year 2002 will be another year of improving the operating fundamentals of our businesses.

More new glass stemware items will be introduced, utilizing the new glass forming equipment.

Necessary belt-tightening measures and improved productivity will reduce overhead expenses and improve our cost structure.

Continued procurement advantages will contribute to a competitive profile at World Tableware, our metal flatware and holloware business.

The investments of 2001 will enable more flexible, cost-effective production, leading to a stronger competitive position.

More on-time and complete shipments. Lower operating costs. Additional new products. Better asset utilization. Improved customer service. These are important continuing operating objectives for 2002 that will allow us to succeed in a recovering economy and a global market. It may not sound new or exciting, but it is one way we regularly build value...for customers and shareholders.



A World of Opportunity – *Global Expansion Remains a Priority*

The process of Libbey becoming more of a global company continued in 2001. Securing low-cost distinctive products to meet the evolving needs of customers was a key focus in 2001, as we broadened our product selection with additional glassware, dinnerware and flatware products sourced from suppliers around the world. In 2001, these sourced products resulted in over $100 million of sales for Libbey.

Key to our international supply chain is our joint venture in Mexico, Vitrocrisa. With product capabilities complementary to Libbey's, including distinctive handmade craft and floral glass products, Vitrocrisa has helped Libbey open new product categories in serving its customers. In 2001, glassware sales to retail customers grew 6% in a very sluggish economy, and new products from Vitrocrisa were an important contributor to that success. In addition, Vitrocrisa's equipment can produce many Libbey glassware items, providing an important source for additional cost-competitive supply.

World Tableware imports dinnerware and flatware from around the globe to serve Libbey's foodservice customers. This supply network includes a wide network of international suppliers throughout Asia. Competitive sourcing is a reason World Tableware has enjoyed success in providing competitively priced, attractive dinnerware and flatware products while maintaining a solid level of operating profitability, consistent with our corporate average.

Exporting our glassware around the world remains an important growth opportunity. In 2001, we exported to 77 countries, bringing Libbey quality and innovation to consumers around the world. But the strong U.S. dollar made U.S.-produced products expensive and

Bringing the World to our Customers



Legend

Financial Institutions Supporting Libbey

Materials, Equipment and Technology Purchased by Libbey

Products Sourced by Libbey

limited our ability to grow. As a result, export sales were $47.7 million compared to $51.8 million in 2000. New products and efforts to improve the cost competitiveness of our U.S. factories are expected to contribute to growth in export sales.

We are pursuing expansion in international manufacturing of glass tableware. Our view of the growth opportunities in South America and the Far East for glass tableware has not changed from last year's annual report. The opportunities are significant when you consider Libbey's glass-making resources and technology. Outside of North America, we believe our sales are a very small fraction of the sales opportunity in the international market for glass tableware. We took steps in 2001 to establish a presence in these markets but have little to report in terms of tangible results at this time. On-site investigations of potential joint venture partners and foreign manufacturing did occur in 2001 and are continuing in 2002. Last year, we declined opportunities that were too risky without adequate return.

The next step for Libbey in global expansion will be important, and we are diligently pursuing opportunities that give us better access to growing markets with manageable risks. Our future calls for Libbey to become increasingly important on a global scale and accessing a world of sales opportunities.



Eleven-Year Summary of Selected Financial Data

Dollars in thousands, except per-share amounts	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Operating Results											
Net sales	**$419,594**	$441,828	$460,592	$436,522	$411,966	$397,656	$357,546	$333,988	$302,923	$279,434	$256,714
Freight billed to customers [e]	**2,085**	2,274	2,609	1,191	—	—	—	—	—	—	—
Total revenues	**425,420**	448,786	467,598	440,739	415,053	400,354	360,082	335,880	304,692	281,300	258,356
Cost of sales	**307,255**	306,003	324,242	323,140	295,009	288,538	257,945	238,885	217,531	206,945	188,874
Selling, general and administrative expenses	**55,716**	61,185	64,131	54,191	49,585	44,620	38,953	37,772	33,456	27,993	24,115
Capacity realignment charges	**—**	—	991	20,046	—	—	—	—	—	—	—
Income from operations	**62,449**	81,598	78,234	43,362	70,459	67,196	63,184	59,223	53,705	46,362	45,367
Equity earnings – pretax	**6,384**	12,016	8,857	12,300	5,843	—	—	—	—	225	1,025
Other income (expenses) — net [a]	**(241)**	(919)	13	1,493	(732)	1,302	499	(230)	16	19,110	351
Earnings before interest and income taxes	**68,592**	92,695	87,104	57,155	75,570	68,498	63,683	58,993	53,721	65,697	46,743
Interest expense — net	**9,360**	12,216	12,501	12,674	14,840	14,962	13,974	13,797	23,064	44,703	48,323
Income (loss) before income taxes	**59,232**	80,479	74,603	44,481	60,730	53,536	49,709	45,196	30,657	20,994	(1,580)
Provision for income taxes	**19,840**	33,613	31,175	19,038	24,604	20,986	19,685	18,509	12,974	8,664	180
Net income (loss)[b]	**39,392**	46,866	43,428	25,443	36,126	32,550	30,024	26,687	17,683	(20,292)	(1,760)
Per-Share Amounts											
Basic net income	**2.58**	3.07	2.69	1.45	2.33	2.16	2.00	1.78	1.18		
Diluted net income	**2.53**	3.01	2.64	1.42	2.27	2.12	1.97	1.76	1.18		
Dividends paid	**0.30**	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.075		
Other Information											
EBIT [c]	**68,592**	92,695	87,104	57,155	75,570	68,498	63,683	58,993	54,466	47,849	46,743
EBITDA [c]	**87,435**	111,047	105,857	76,661	95,466	89,983	81,841	75,269	69,144	62,476	61,587
Depreciation	**15,157**	14,055	14,717	15,852	16,826	19,275	16,885	15,077	13,479	13,425	13,641
Amortization	**3,686**	4,297	4,036	3,654	3,070	2,210	1,273	1,199	1,199	1,202	1,203
Capital expenditures	**35,241**	18,096	9,428	17,486	18,408	15,386	20,198	17,361	12,485	13,465	7,089
Dividends paid [d]	**4,588**	4,569	4,821	5,253	4,550	4,511	4,501	4,500	1,125	20,000	100,000
Employees (average)	**3,218**	3,270	3,552	3,969	4,136	4,110	3,870	3,463	3,058	2,792	2,772
Balance Sheet Data											
Total assets	**468,082**	446,707	434,395	439,671	449,600	315,733	321,815	255,981	249,014	229,100	217,714
Working capital [f]	**83,421**	95,177	77,794	75,930	89,942	65,823	74,795	41,263	38,645	51,733	35,985
Long-term debt [h]	**2,517**	151,404	170,000	176,300	200,350	202,851	248,721	213,999	236,625	394,555	379,375
Shareholders' equity	**165,365**	133,271	91,843	94,860	99,989	(18,447)	(47,116)	(73,073)	(95,154)	(259,916)	(218,864)
Ratio Analysis											
Gross margin (% of sales) [g]	**27.3%**	31.3%	30.2%	26.2%	28.4%	27.4%	27.9%	28.5%	28.2%	25.9%	26.4%
Operating margin (% of sales)	**14.9%**	18.5%	17.0%	9.9%	17.1%	16.9%	17.7%	17.7%	17.7%	16.6%	17.7%
EBIT margin (% of sales) [c]	**16.3%**	21.0%	18.9%	13.1%	18.3%	17.2%	17.8%	17.7%	18.0%	17.1%	18.2%
Net income margin (% of sales)	**9.4%**	10.6%	9.4%	5.8%	8.8%	8.2%	8.4%	8.0%	5.8%	(7.3)%	(0.7)%
Working capital as a % of sales	**19.9%**	21.5%	16.9%	17.4%	21.8%	16.6%	20.9%	12.4%	12.8%	18.5%	14.0%

(a) Principally divestiture gains in 1992.
(b) Effective January 1, 1992, the company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" the cumulative effect of the change was to decrease net income by $32.6 million in 1992.
(c) Excludes gains from the sale of investments prior to 1994 and loss of $745,000 on sale of receivables in 1993.
(d) Dividends prior to 1993 were paid to Owens-Illinois, Inc.
(e) Reclassification for 1997 and prior is impractical.
(f) Current assets less current liabilities excluding short-term debt.
(g) Net sales plus freight billed to customers less cost of goods sold divided by net sales.
(h) At December 31, 2001, the company classified $143.0 million of debt outstanding under its bank facility as short term and is expecting to refinance the debt on a long-term basis in April 2002.

Historical Financial Data

The following table presents certain results of operations data for Libbey for the periods indicated:

Year ended December 31, *(Dollars in thousands)*	**2001**	2000	1999
Net sales	**$ 419,594**	$ 441,828	$ 460,592
Gross profit	**$ 114,424**	$ 138,099	$ 138,959
As a percent of sales	**27.3%**	31.3%	30.2%
Income from operations - excluding capacity realignment charge	**$ 62,449**	$ 81,598	$ 79,225
As a percent of sales	**14.9%**	18.5%	17.2%
Income from operations - after capacity realignment charge	**$ 62,449**	$ 81,598	$ 78,234
As a percent of sales	**14.9%**	18.5%	17.0%
Earnings before interest and income taxes	**$ 68,592**	$ 92,695	$ 87,104
As a percent of sales	**16.3%**	21.0%	18.9%
Net income	**$ 39,392**	$ 46,866	$ 43,428
As a percent of sales	**9.4%**	10.6%	9.4%

Management is not aware of any events or uncertainties that are likely to have a material impact on the company's prospective results of operations or financial condition; however, another terrorist attack on the United States could cause a major slowdown in the retail, travel, restaurant and bar industries. In addition, a negative ruling in the Anchor Hocking judicial proceeding could result in a write-off of acquisition-related costs totaling approximately $11 to $12 million pretax. The modest rate of inflation experienced over the last three years has not had a significant effect on the company's financial results. Significant increases in inflation in the future could have a material impact on the company's financial results if it is not able to raise prices to its customers.

Results of Operations

Comparison of 2001 with 2000 Net sales for 2001 were $419.6 million compared to net sales of $441.8 million in 2000. Solid growth in retail sales only partially offset lower sales to industrial customers, as a result of sluggish economic conditions, and the negative impact on sales to foodservice customers related to the events of September 11, 2001. Libbey's export sales, which include sales in Canada, decreased to $47.7 million from $51.8 million in 2000. This was the result of the impact of a strong U.S. dollar on the price competitiveness of the company's products and weak economic conditions in key export markets.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) was $114.4 million in 2001 compared to $138.1 million in 2000 and as a percent of net sales was 27.3% in 2001 compared to 31.3% in 2000. Reduced sales, an unfavorable sales mix, higher energy costs and lower utilization of the company's glassware plants related to efforts to control inventories were the primary contributors to lower gross profit.

Income from operations was $62.4 million in 2001 compared to $81.6 million in 2000 and as a percent of net sales was 14.9% compared to 18.5% in the year-ago period. An 8.9% reduction in selling, general and administrative expenses to $55.7 million from $61.2 million only partially offset the reduction in gross profit.

Earnings before interest and income taxes (EBIT) was $68.6 million in 2001 compared to $92.7 million in 2000 and as a percent of net sales was 16.3% compared to 21.0% in the year-ago period. The decrease was attributable to a decline in income from operations and lower equity earnings due to lower operating profits at Vitrocrisa, the company's joint venture in Mexico. Vitrocrisa's lower profits were attributable to lower sales resulting from a weaker economy in Mexico and the negative impact of a strong Mexican peso on domestic and international sales, higher energy costs and lower factory utilization.

Net income was $39.4 million in 2001 compared with $46.9 million in 2000 and as a percent of net sales was 9.4% compared to 10.6% in the year-ago period. Lower interest expense and a reduction in the effective tax rate to 33.5% from 41.8% in the year-ago period only partially offset reduced income from operations and lower equity earnings. The reduction in the company's effective tax rate is primarily attributable to lower foreign taxes and state tax credits related to capital expansion programs.

Comparison of 2000 with 1999 Net sales for 2000 were $441.8 million compared to net sales of $460.6 million in 1999. In 1999, both glassware and dinnerware sales were positively impacted by approximately $14 million in non-repeat sales of product associated with the millennium. In addition, sales in 2000 were impacted by a slowdown in retail sales late in the fourth quarter and by the company's decision to exit certain low-margin retail business which totaled $12.5 million in 1999. Libbey's export sales, which include sales to Libbey's customers in Canada, decreased to $51.8 million from $56.2 million in 1999. The decrease was the result of lower sales to customers in Canada partially offset by the increase in sales to other export customers. A decrease in bottleware sales due to the decision to exit this low-margin business also contributed.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) was $138.1 million in 2000 compared to $139.0 million in 1999 and increased as a percent of net sales to 31.3% from 30.2% over this period. Sale of higher margin products and expense reductions in other areas, including energy savings initiatives, helped to offset lower sales and the substantial increase in the price for natural gas and smaller increases in corrugated packaging prices.

Income from operations increased 4.3% to $81.6 million in 2000 from $78.2 million in 1999 and increased as a percent of net sales to 18.5% from 17.0% in the year-ago period. Excluding the effect of the capacity realignment charge in 1999, income from operations would have totaled $79.2 million in the year-ago period, or an improvement of 3.0% in 2000. The increase was the result of lower administrative expenses which more than offset the reduction in gross profit.

Earnings before interest and income taxes (EBIT) increased 6.4% to $92.7 million in 2000 from $87.1 million in 1999 and increased as a percent of net sales to 21.0% from 18.9% in the year-ago period. Excluding the capacity realignment charge, EBIT would have been $88.1 million in 1999. The increase was attributable to higher income from operations and higher equity earnings from the company's joint venture in Mexico.

Net income increased 7.9% to an all-time record $46.9 million from $43.4 million in 1999 and increased as a percent of net sales to the highest level since the company went public in 1993 of 10.6% from 9.4% in the year-ago period. Excluding the impact of the capacity realignment charge, net income would have been $44.1 million in 1999. The increase is attributable to higher income from operations as a result of the continued benefits of capacity realignment efforts, lower administrative expense and higher equity earnings.

Capital Resources and Liquidity

Libbey's financial condition at year-end 2001 reflects the effects of the company's improved cash flow as operating income and reduced working capital requirements more than offset the impact of significantly higher capital spending. Net cash provided by operating activities increased to $51.3 million from $36.9 million in 2000. Compared to the year-ago period, inventories decreased $7.6 million with reduced production by the company in the fourth quarter being a contributing factor. Reductions in accounts receivable of $7.7 million and higher accounts payable compared to the year-ago period also contributed to a strong performance in reducing working capital and increasing cash flow.

Capital expenditures were $35.2 million in 2001 compared with $18.1 million in 2000 with investments in higher-productivity machinery and equipment, a key contributor. Capital expenditures for 2002 are expected to be in the range of $17.0 to $20.0 million. Cash of $1.2 million was used by the company to repurchase 42,000 shares of its common stock in 2001. Since mid-1998, the company has repurchased 2,689,400 shares for $75.4 million. Board authorization remains for the purchase of an additional 935,600 shares at year end.

Libbey had total debt of $148.0 million at December 31, 2001, compared with $161.4 million at December 31, 2000. The decrease was primarily attributable to the net cash provided from operations. Libbey had additional debt capacity of $232.2 million at December 31, 2001, under the Bank Credit Agreement. Libbey has entered into interest rate protection agreements with respect to $100.0 million of its debt. The average interest rate for the company's borrowings related to the interest rate protection agreements is 6.2% with an average maturity of 3.3 years at December 31, 2001.

Of Libbey's outstanding indebtedness, $45.4 million is subject to fluctuating interest rates at December 31, 2001. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.5 million on an annual basis.

The company is not aware of any trends, demands, commitments or uncertainties that will result or that are reasonably likely to result in a material change in Libbey's liquidity. The company believes that its cash from operations and available borrowings under the Bank Credit Agreement will be sufficient to fund its operating requirements, capital expenditures and all other obligations (including debt service and dividends) throughout the remaining term of the Bank Credit Agreement. On January 31, 2002, the company entered into an amended agreement for new senior credit facilities ("New Credit Facilities") totaling $575.0 million related to the company's announced acquisition of the

Anchor Hocking glassware operations of Newell Rubbermaid Inc. When funded, the New Credit Facilities will replace the existing Bank Credit Agreement. The New Credit Facilities are comprised of a $311.3 million Revolving Credit Facility that matures five years from the initial funding, a $143.7 million Term Loan A Facility that matures five years from the initial funding and a $120.0 million Term Loan B Facility that matures seven years from the initial funding. The company expects the initial funding to be in the second quarter, 2002.

If the Anchor Hocking acquisition does not occur and funding under the New Credit Facilities is not available, the company expects to refinance the Bank Credit Agreement in April 2002 on a long-term basis and is in the process of obtaining such financing commitments.

In September 2001, the company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility. During 2002, $0.1 million of the principal is payable.

The following table presents the company's existing contractual obligations and commercial commitments:

	Payments Due by Period				
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt	$ 145.6	$ 143.1	$ 0.2	$ 0.3	$ 2.0
Operating Leases	21.5	5.4	8.1	3.6	4.4
Total Obligations	$ 167.1	$ 148.5	$ 8.3	$ 3.9	$ 6.4

New Accounting Standard

Effective January 1, 2002, the company is required to adopt SFAS No. 142, "Goodwill and Other Intangible Assets," which requires goodwill and indefinite-lived intangible assets to no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. Amortization of goodwill and other intangibles for 2001 was $3,220 and $304, respectively. Although the impact of the adoption of SFAS No. 142 has not been finalized, the company expects a positive impact of approximately $0.15 per share after tax in 2002. The company does not expect to have any impairment losses.

Qualitative and Quantitative Disclosures About Market Risk

The company is exposed to market risks due to changes in currency values, although the majority of the company's revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost competitiveness of the company's products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the impact of those changes on the earnings and cash flow of the company's joint venture in Mexico, Vitrocrisa, expressed under accounting principles generally accepted in the United States.

The company is exposed to market risk associated with changes in interest rates in the U.S. and has entered into Interest Rate Protection Agreements ("Rate Agreements") with respect to $100.0 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average interest rate for the company's borrowings related to the Rate Agreements at December 31, 2001, was 6.2% for an average remaining period of 3.3 years. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 2.3% at December 31, 2001. The company had $45.4 million of debt subject to fluctuating interest rates at December 31, 2001. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.5 million on an annual basis. If the counterparts to these Rate Agreements fail to perform, the company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the company does not anticipate nonperformance by the counterparts.

At December 31, 2001, the company's debt outstanding under its Bank Credit Agreement is classified as short term, as the Bank Credit Agreement matures in May 2002. The company expects to refinance the Bank Credit Agreement in April 2002 on a long-term basis. The fair value of the company's Rate Agreements is determined using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The company does not expect to cancel these agreements and expects them to expire as originally contracted.

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, and recognizes all derivatives on the balance sheet at fair value. The fair market value for the company's Rate Agreements at December 31, 2001, was $(4.8) million.

In addition to the Rate Agreements, the company has other derivatives as discussed below. The company has designated these derivative instruments as cash flow hedges. As such, the changes in fair value of these derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged transaction or item affects earnings. At December 31, 2001, approximately $4.7 million of unrealized net loss was recorded in accumulated other comprehensive income (loss).

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity.

Derivatives

The company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives have been designated as cash flow hedges and qualify for hedge accounting as discussed in detail in Notes 3 and 9 to the consolidated financial statements. As such, the fair value of these cash flow hedges are recorded on the balance sheet at fair value with a corresponding change in accumulated other comprehensive income (loss), net of related tax effects. The company does not participate in speculative derivatives trading. While the company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Information about fair values, notional amounts and contractual terms of these instruments can be found in Notes 3 and 9 to the consolidated financial statements and the section titled "Qualitative and Quantitative Disclosures About Market Risk."

The company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

Pension Plans and Nonpension Retirement Benefits

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The company has not made contributions to the pension plans since their inception in 1993 as the plans are fully funded.

A significant element in determining the company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. The company has assumed that the expected long-term rate of return on plan assets will be 10.0%. Since the pension plans' inception in 1993, the company's pension plan assets have earned an average annual return of 10.8%; therefore, the company believes that its assumption of future returns of 10.0% is reasonable. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension income (expense). The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). The plan assets have earned an actual rate of return of less than 10.0% in the last two years. Pension income in 2002 is expected to decline to $3.7 million from $7.9 million in 2001 and $7.0 million in 2000. This is a result of the lower return on plan assets, additional benefits granted to unionized employees during labor negotiations in 2001 and a change in the discount rate discussed below.

At the end of each year, the company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the current year. In estimating this rate, the company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2001, the company determined this rate to be 7.5%. The discount rate used in 2000 was 7.75%. The effect of each .25% change in the discount rate would be lower pension income of approximately $0.3 million.

At December 31, 2001, the company's consolidated prepaid pension asset was $198.4 million down from $222.6 million at the end of 2000.

The company also provides certain postretirement health care and life insurance benefits covering substantially all salaried and hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension retirement benefits of company retirees who had retired as of June 18, 1993.

The company uses various actuarial assumptions including the discount rate and the expected trend in health care costs to estimate the costs and benefit obligations for its retiree health plan.

In estimating the discount rate, the company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2001, the company determined this rate to be 7.5%. The discount rate used in 2000 was 7.75%. The effect of each .25% change in the discount rate would be higher retiree health care expense of approximately $0.1 million.

In 2001, the company recorded income for nonpension retirement benefit costs of $0.04 million, as compared to $0.9 million in 2000. The company expects to record a $1.0 million expense in 2002 for nonpension retirement benefit costs.

Sales Incentive Programs

The company offers various sales incentive programs to a broad base of customers. These programs typically offer incentives for purchase activities by customers that include growth objectives. The company records accruals for these incentives as sales occur. Criteria for payment include customers achieving certain purchase targets and purchasing particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels. The majority of amounts paid to customers typically occur in the third quarter.



Other Information

On June 18, 2001, Libbey announced a definitive agreement to acquire the Anchor Hocking glassware operations of Newell Rubbermaid Inc. ("Newell Rubbermaid"). The transaction valued at $332 million was to be paid in cash. On July 20, 2001, the Federal Trade Commission ("FTC") began requesting additional information regarding Libbey's proposed acquisition of the Anchor Hocking glassware operations of Newell Rubbermaid, which extended the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act. Libbey responded to their request by providing the necessary additional information. On December 18, 2001, the FTC authorized its staff to file a complaint in the United States Federal District Court challenging the legality of Libbey's proposed acquisition of the Anchor Hocking business of Newell Rubbermaid. In an attempt to comply with the FTC's complaint and complete the purchase on terms that are acceptable to the parties and the FTC, Libbey and Newell Rubbermaid signed an amended purchase agreement on January 22, 2002, concerning the acquisition of the Anchor Hocking consumer and specialty glass business for approximately $277.5 million in cash. The amended transaction does not include the foodservice business of Anchor Hocking, which generated approximately $17 million in worldwide net sales in 2001, which will be retained by Newell Rubbermaid. Libbey has pursued its rights in a federal court proceeding, which remains undecided. The company anticipates the lawsuit brought by the FTC will be resolved and the closing of the transaction will occur before April 30, 2002. A negative ruling in the federal court proceeding could result in a write-off of acquisition-related costs totaling approximately $11 to $12 million pretax.

This document and supporting schedules contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements only reflect the company's best assessment at this time, and are indicated by words or phrases such as "goal," "expects," "believes," "will," "estimates," "anticipates" or similar phrases.

Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements and that investors should not place undue reliance on such statements.

Important factors potentially affecting performance include major slowdowns in the retail, travel, restaurant and bar or entertainment industries in the United States, Canada or Mexico, including the impact of the terrorist attacks in the United States of September 11, 2001, on the retail, travel, restaurant and bar or entertainment industries; significant increases in interest rates that increase the company's borrowing costs and per-unit increases in the costs for natural gas, corrugated packaging and other purchased materials; devaluations and other major currency fluctuations relative to the U.S. dollar that could reduce the cost competitiveness of the company's products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings expressed under accounting principles generally accepted in the United States and cash flow of the company's joint venture in Mexico, Vitrocrisa; the inability to achieve savings and profit improvements at targeted levels at the company and Vitrocrisa from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods; protracted work stoppages related to collective bargaining agreements; increased competition from foreign suppliers endeavoring to sell glass tableware in the United States; whether the company completes any significant acquisition, including the Anchor Hocking acquisition and whether such acquisitions can operate profitably.



The management of Libbey Inc. is responsible for the contents of the financial statements, which are prepared in conformity with accounting principles generally accepted in the United States. The financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

The company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls, and, therefore, Libbey takes other steps to maintain an effective internal control structure. These steps include an organization with clearly defined lines of responsibility and delegation of authority and comprehensive systems and control procedures. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with auditing standards generally accepted in the United States.

The Audit Committee of the Board of Directors, comprised solely of Directors who are not members of management, meets regularly with management and the independent auditors to ensure that their respective responsibilities are properly discharged. The independent auditors have full and free access to the Audit Committee.

John F. Meier
Chairman of the Board and Chief Executive Officer

Kenneth G. Wilkes
Vice President and Chief Financial Officer

The Board of Directors and Shareholders
Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2001 consolidated and combined financial statements of Vitrocrisa Holding, S. de R.L. de C.V. and Subsidiaries and Crisa Libbey, S.A. de C.V. and the 2000 financial statements of Vitrocrisa, S. de R.L. de C.V. corporations in which the Company has 49% equity interests, which statements reflect total assets of $254.2 million and $230.0 million as of December 31, 2001 and 2000, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Vitrocrisa Holding, S. de R.L. de C.V. and Subsidiaries and Crisa Libbey, S.A. de C.V. in 2001 and Vitrocisa, S. de R.L. de C.V. in 2000, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Toledo, Ohio
February 1, 2002

Libbey Inc. Consolidated Balance Sheets

December 31,	2001	2000
Dollars in thousands		
Assets		
Current assets:		
Cash	**$ 3,860**	$ 1,282
Accounts receivable:		
Trade, less allowances of **$5,962** and $6,788	**38,516**	47,747
Other	**5,550**	3,992
	44,066	51,739
Inventories:		
Finished goods	**88,686**	94,822
Work in process	**5,095**	6,060
Raw materials	**2,627**	3,021
Operating supplies	**528**	603
	96,936	104,506
Prepaid expenses and deferred taxes	**9,068**	7,923
Total current assets	**153,930**	165,450
Other assets:		
Repair parts inventories	**5,248**	8,027
Intangibles, net of accumulated amortization of **$3,255** and $2,951	**9,232**	9,254
Pension assets	**29,506**	21,638
Deferred software, net of accumulated amortization of **$10,510** and $8,651	**3,639**	4,286
Other assets	**11,090**	415
Investments	**84,357**	84,727
Goodwill, net of accumulated amortization of **$17,697** and $16,174	**43,282**	44,805
	186,354	173,152
Property, plant and equipment at cost	**254,479**	224,532
Less accumulated depreciation	**126,681**	116,427
Net property, plant and equipment	**127,798**	108,105
Total assets	**$ 468,082**	$ 446,707
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	**$ 2,400**	$ 10,000
Accounts payable	**33,125**	29,861
Salaries and wages	**11,671**	15,574
Accrued liabilities	**23,809**	23,884
Income taxes	**1,904**	954
Long-term debt due within one year	**143,115**	—
Total current liabilities	**216,024**	80,273
Long-term debt	**2,517**	151,404
Deferred taxes	**23,512**	19,413
Other long-term liabilities	**12,533**	12,670
Nonpension postretirement benefits	**48,131**	49,676
Shareholders' equity:		
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,025,843 shares issued (17,858,102 shares issued in 2000)	**180**	179
Capital in excess of par value	**288,418**	284,930
Treasury stock, at cost, 2,689,400 shares (2,647,400 in 2000)	**(75,369)**	(74,140)
Deficit	**(42,894)**	(77,698)
Accumulated other comprehensive loss	**(4,970)**	—
Total shareholders' equity	**165,365**	133,271
Total liabilities and shareholders' equity	**$ 468,082**	$ 446,707

See accompanying notes

December 31,	2001	2000	1999
Dollars in thousands, except per-share amounts			
Revenues			
Net sales	**$ 419,594**	$ 441,828	$ 460,592
Freight billed to customers	**2,085**	2,274	2,609
Royalties and net technical assistance income	**3,741**	4,684	4,397
Total revenues	**425,420**	448,786	467,598
Costs and expenses:			
Cost of sales	**307,255**	306,003	324,242
Selling, general and administrative expenses	**55,716**	61,185	64,131
Capacity realignment charges	**—**	—	991
	362,971	367,188	389,364
Income from operations	**62,449**	81,598	78,234
Other income (expense):			
Equity earnings - pretax	**6,384**	12,016	8,857
Other - net	**(241)**	(919)	13
	6,143	11,097	8,870
Earnings before interest and income taxes	**68,592**	92,695	87,104
Interest expense - net	**(9,360)**	(12,216)	(12,501)
Income before income taxes	**59,232**	80,479	74,603
Provision for income taxes	**19,840**	33,613	31,175
Net income	**$ 39,392**	$ 46,866	$ 43,428
Net income per share			
Basic	**$ 2.58**	$ 3.07	$ 2.69
Diluted	**$ 2.53**	$ 3.01	$ 2.64

See accompanying notes

Libbey Inc. Consolidated Statements of Shareholders' Equity

Dollars in thousands, except per-share amounts	Shares	Common Stock Amount	Capital in Excess of Par Value	Cost of Treasury Stock	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 1999	17,707,570	$177	$281,956	$(27,259)	$(158,602)	$ (1,412)	$ 94,860
Comprehensive income:							
Net income					43,428		43,428
Effect of exchange rate fluctuation						425	425
Total comprehensive income							43,853
Stock options exercised	40,183	1	533				534
Income tax benefit on stock options			245				245
Purchase of 1,623,000 shares for treasury				(42,828)			(42,828)
Dividend — $0.30 per share					(4,821)		(4,821)
Balance December 31, 1999	17,747,753	178	282,734	(70,087)	(119,995)	(987)	91,843
Comprehensive income:							
Net income					46,866		46,866
Effect of exchange rate fluctuation						(154)	(154)
Closure of exchange rate fluctuation						1,141	1,141
Total comprehensive income							47,853
Stock options exercised	110,349	1	1,602				1,603
Income tax benefit on stock options			594				594
Purchase of 149,400 shares for treasury				(4,053)			(4,053)
Dividend — $0.30 per share					(4,569)		(4,569)
Balance December 31, 2000	17,858,102	179	284,930	(74,140)	(77,698)	—	133,271
Comprehensive income:							
Net income					**39,392**		**39,392**
Effect of derivatives, net of $2,292 tax effect						**(4,742)**	**(4,742)**
Minimum pension liability, net of $137 tax effect						**(228)**	**(228)**
Total comprehensive income							**34,422**
Stock options exercised	**167,741**	**1**	**2,344**				**2,345**
Income tax benefit on stock options			**1,144**				**1,144**
Purchase of 42,000 shares for treasury				**(1,229)**			**(1,229)**
Dividend — $0.30 per share					**(4,588)**		**(4,588)**
Balance December 31, 2001	**18,025,843**	**$180**	**$288,418**	**$(75,369)**	**$ (42,894)**	**$ (4,970)**	**$165,365**

See accompanying notes

December 31,	**2001**	2000	1999
Dollars in thousands			
Operating activities			
Net income	**$ 39,392**	$ 46,866	$ 43,428
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**15,157**	14,055	14,717
Amortization	**3,686**	4,297	4,036
Net equity earnings	**(2,665)**	(4,769)	(2,915)
Capacity realignment charge	**—**	—	991
Nonpension retirement benefit cost in excess of payments	**(1,545)**	(2,735)	1,419
Deferred income taxes, less equity earnings portion	**7,394**	6,349	4,274
Other	**(385)**	3,189	1,579
Changes in operating assets and liabilities:			
Accounts receivable	**7,673**	10,440	(10,202)
Inventories	**7,570**	(15,185)	1,404
Prepaid expenses	**(469)**	(329)	640
Other assets	**(16,976)**	(10,420)	(3,141)
Accounts payable	**3,264**	762	6,313
Accrued liabilities	**(7,117)**	(2,474)	2,160
Other liabilities	**(3,671)**	(13,148)	4,253
Net cash provided by operating activities	**51,308**	36,898	68,956
Investing activities			
Additions to property, plant and equipment	**(35,241)**	(18,096)	(9,428)
Dividends received from equity investments	**4,918**	2,940	517
Other	**(1,563)**	(63)	94
Net cash used in investing activities	**(31,886)**	(15,219)	(8,817)
Financing activities			
Net bank credit facility activity	**(8,404)**	(18,596)	(6,300)
Other net borrowings	**(4,968)**	1,345	(6,217)
Stock options exercised	**2,345**	1,603	534
Treasury shares purchased	**(1,229)**	(4,053)	(42,828)
Dividends	**(4,588)**	(4,569)	(4,821)
Net cash used in financing activities	**(16,844)**	(24,270)	(59,632)
Effect of exchange rate fluctuations on cash	**—**	(45)	99
Increase (decrease) in cash	**2,578**	(2,636)	606
Cash at beginning of year	**1,282**	3,918	3,312
Cash at end of year	**$ 3,860**	$ 1,282	$ 3,918

See accompanying notes

(Dollars in thousands, except share and per-share amounts)

1

Basis of Presentation

The consolidated financial statements include the accounts of Libbey Inc. and all wholly owned subsidiaries ("the Company"). The Company records its 49% interest in certain companies using the equity method. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2

Significant Accounting Policies

Business The Company operates in one business segment, tableware products. The Company designs, manufactures and markets an extensive line of high-quality, machine-made glass beverageware, other glass tableware and ceramic dinnerware to a broad group of customers in the foodservice, retail, industrial and premium areas. Most of the Company's sales are to customers in North America. The Company also imports and distributes ceramic dinnerware and flatware and has a 49% interest in a glass tableware manufacturer in Mexico.

Inventory Valuation The Company uses the last-in, first-out (LIFO) cost method of inventory valuation for 61.4% of its inventories in 2001 and 56.5% in 2000. If inventories valued on the LIFO method had been valued at standard or average costs, which approximate current costs, inventories would be higher than reported by $10,535 and $7,851 at December 31, 2001 and 2000, respectively. The remaining inventories are valued at either standard or average cost, which approximate current costs.

Goodwill Goodwill, which results from the excess of purchase cost over the fair value of net assets acquired, is being amortized over 40 years. The carrying value of goodwill is reviewed to determine if facts and circumstances suggest that goodwill may be impaired or that the amortization period may need to be changed. The Company considers external factors relating to businesses to which the goodwill relates. If these external factors and the projected undiscounted cash flows over the remaining amortization period indicate that goodwill will not be recoverable, the carrying value will be adjusted to the estimated fair value.

Intangibles Intangibles result from valuations assigned by independent appraisers for future revenues from technical assistance agreements and trademarks acquired.

Deferred Software Deferred software represents the costs of internally developed and purchased software packages for internal use plus the costs associated with the installation of software. These costs are amortized over five years. The Company periodically reviews software to assess plans to replace the existing programs before the five years, in which case the amortization would be accelerated.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Major improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and furnishings and 20 to 40 years for buildings and improvements.

Stock Options The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Revenue Recognition Revenue is recognized, net of estimated discounts and allowances, when products are shipped and title to the products passes to the customer. The Company generally does not accept a return unless it is preauthorized.

Royalties and Net Technical Assistance Royalties and net technical assistance income are accrued based on the terms of the respective agreements, which typically specify that a percentage of the licensee's sales be paid to the Company monthly, quarterly or semi-annually in exchange for the Company's assistance with manufacturing and engineering and support in functions such as marketing, sales and administration.

Foreign Currency Translation Effective January 1, 2001, the remaining activities of the Company's wholly owned Canadian sales subsidiary are recorded with the U.S. dollar as the functional currency. The 49% investments in Vitrocrisa, S. de R.L. de C.V. and related Mexican companies are accounted for using the equity method with the U.S. dollar being the functional currency.

Other Comprehensive Income (Loss) Other comprehensive income (loss) for the Company consisted of foreign currency translation adjustment prior to 2001. In 2001, other comprehensive income (loss) includes fair value changes of derivatives and a net minimum pension liability in connection with a non-qualified, non-funded pension obligation, net of tax. Disclosure of comprehensive income (loss) is incorporated into the Consolidated Statements of Shareholders' Equity for all years presented.

New Accounting Standards Effective June 30, 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" changes the accounting for business combinations to eliminate the pooling-of-interests method and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 also requires intangible assets that arise from contractual or other legal rights, or that are capable of being separated or divided from the acquired entity be recognized separately from goodwill. Existing intangible assets and goodwill that were acquired in a prior purchase business combination must be evaluated, and any necessary reclassifications must be made effective January 1, 2002, in order to conform to the new criteria for recognition apart from goodwill. The Company does not expect the adoption of SFAS No. 141 to have a material effect on its consolidated results of operations or financial position.

Effective January 1, 2002, the Company is required to adopt SFAS No. 142, "Goodwill and Other Intangible Assets," which requires goodwill and indefinite-lived intangible assets to no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. Amortization of goodwill and other intangibles for 2001 was $3,220 and $304, respectively. Although the impact of the adoption of SFAS No. 142 has not been finalized, the Company expects a positive impact of approximately $0.15 per share after tax in 2002. The Company does not expect to have any impairment losses.

Effective January 1, 2002, the Company is required to adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provides a single accounting model for long-lived assets which are to be disposed. The Company does not expect the adoption of SFAS No. 144 to have a material effect on its consolidated results of operations or financial position.

Treasury Stock Treasury stock purchases are recorded at cost. During 2001, 2000 and 1999, the Company purchased 42,000, 149,400 and 1,623,000 shares of stock at an average cost of $29.26, $27.13 and $26.39, respectively.

Income Per Share of Common Stock The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31,	**2001**	2000	1999
Numerator for diluted earnings per share — net income that is available to common shareholders	**$39,392**	$46,866	$43,428
Denominator for basic earnings per share — weighted-average shares outstanding	**15,296,289**	15,253,726	16,151,169
Effect of dilutive securities — employee stock options	**247,996**	293,327	325,834
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	**15,544,285**	15,547,053	16,477,003
Basic earnings per share	**$ 2.58**	$ 3.07	$ 2.69
Diluted earnings per share	**$ 2.53**	$ 3.01	$ 2.64

3

Accounting Change

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS Nos. 137 and 138 (collectively SFAS No. 133), which requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure such instruments at fair value. The Company recorded a cumulative transition adjustment to decrease other comprehensive income (loss) by $1,044 less tax of $371 to recognize the fair value of its derivative instruments at January 1, 2001. During 2001, the Company decreased other comprehensive income (loss) by an additional $5,990 for net changes in the fair value of derivatives less tax of $1,921, which results in accumulated other comprehensive income (loss) related to derivatives at December 31, 2001, of $(7,034) less tax of $2,292, or $(4,742).

The Company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting since the hedges are highly effective and the Company has designated and documented the hedging relationships involving these derivative instruments. While the Company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the Company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

The Company uses Interest Rate Protection Agreements ("Rate Agreements") to manage its exposure to fluctuating interest rates, which effectively convert a portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. These instruments are valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company also uses commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying commodity. The Company considers its forecasted natural gas requirements in determining the quantity of its natural gas to hedge. The Company combines the forecasts with historical observations to establish the percentage of its forecast eligible to be hedged, typically ranging from 40% to 60% of the anticipated requirements, generally two or more months in the future. The fair values of these instruments are determined from market quotes. The Company's foreign currency exposures arise from occasional transactions denominated in a currency other than the U.S. dollar primarily associated with anticipated purchases of new equipment. The fair values of these instruments are determined from market quotes. The Company has not changed its methods of calculating these values or developing underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change.

As of December 31, 2001, the Company has Rate Agreements for $100.0 million of its variable rate debt and commodity futures contracts for 2.5 million British Thermal Units (BTUs) of natural gas. The fair value of these derivatives are included in accrued liabilities on the balance sheet.

The Company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts reclassified into earnings related to Rate Agreements are included in interest expense, natural gas futures contracts in natural gas expense included in cost of sales and foreign currency forward contracts for the purchase of new equipment in capital expenditures.

All of the Company's derivatives qualify and are designated as cash flow hedges at December 31, 2001. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. Ineffectiveness recognized in earnings during 2001 was not material.

4

Investments in Unconsolidated Affiliates

The Company is a 49% equity owner in Vitrocrisa, S. de R.L. de C.V. and related Mexican companies, which manufacture, market and sell glass tableware (beverageware, plates, bowls, serveware and accessories) and industrial glassware (coffee pots, blender jars, meter covers, glass covers for cooking ware and lighting fixtures sold to original equipment manufacturers) and a 49% equity owner in Crisa Industrial, L.L.C., a domestic distributor of industrial glassware for Vitrocrisa in the U.S. and Canada.

Summarized combined financial information for the Company's investments, accounted for by the equity method, is as follows:

December 31,	**2001**	2000
Current assets	**$102,599**	$ 84,266
Non-current assets	**130,295**	140,644
Total assets	**$232,894**	$224,910
Current liabilities	**$ 74,924**	$ 65,496
Other liabilities and deferred items	**135,396**	134,884
Total liabilities and deferred items	**$210,320**	$200,380
Net assets	**$ 22,574**	$ 24,530

Year ended December 31,	**2001**	2000	1999
Net sales	**$199,373**	$217,477	$189,699
Cost of sales	**157,011**	154,248	129,667
Gross profit	**42,362**	63,229	60,032
Operating expenses	**21,250**	22,817	21,260
Income from operations	**21,112**	40,412	38,772
Other income (loss)	**5,014**	(2,420)	(4,971)
Earnings before finance costs and taxes	**26,126**	37,992	33,801
Interest expense	**7,855**	10,296	10,871
Translation gain (loss)	**(1,780)**	289	(1,392)
Earnings before income taxes	**16,491**	27,985	21,538
Income taxes	**7,588**	14,788	12,127
Net income	**$ 8,903**	$ 13,197	$ 9,411

In 2001, the Company began reporting pretax equity earnings in the consolidated statements of income with related Mexican taxes included in the provision for income taxes and has reclassified 2000 and 1999 equity earnings to correspond to the 2001 presentation. The equity earnings are as follows:

Year ended December 31,	**2001**	2000	1999
Pretax equity earnings	**$6,384**	$12,016	$8,857
Mexican taxes	**3,719**	7,247	5,942
Net equity earnings	**$2,665**	$ 4,769	$2,915

The difference between total earnings before income taxes in the combined information above and the Company's pretax equity earnings each year is $1,697 due to amortization of goodwill related to these investments.

The carrying value of the equity investments is greater than the underlying shareholders' equity of those entities due to the use of fair value accounting at the time of the Company's acquisition of its 49% interest in 1997.

5

Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	**2001**	2000
Land	**$ 15,433**	$ 15,153
Buildings	**36,703**	33,433
Machinery and equipment	**179,909**	152,964
Furniture and fixtures	**14,285**	13,122
Construction in progress	**8,149**	9,860
	254,479	224,532
Less accumulated depreciation	**126,681**	116,427
Net property, plant and equipment	**$127,798**	$108,105

6

Other Accrued Liabilities

Other accrued liabilities include accruals for employee medical and workers' compensation self-insurance of $4,694 and $5,335 and various customer incentive programs totaling $9,709 and $13,427 at December 31, 2001 and 2000, respectively.

7

Income Taxes

The provision for income taxes was calculated based on the following components of earnings before income taxes:

Year ended December 31,	2001	2000	1999
U.S.	**$ 51,139**	$ 66,223	$ 62,378
Foreign	**8,093**	14,256	12,225
Total earnings before tax	**$ 59,232**	$ 80,479	$ 74,603

The provision (credit) for income taxes consists of the following:

Year ended December 31,	2001	2000	1999
Current:			
Federal	**$ 7,880**	$ 19,111	$ 21,062
Foreign	**679**	1,925	(876)
State and local	**560**	2,436	2,395
Total current tax provision	**9,119**	23,472	22,581
Deferred:			
Federal	**8,228**	3,963	1,154
Foreign	**3,275**	5,703	7,850
State and local	**(782)**	475	(410)
Total deferred tax provision	**10,721**	10,141	8,594
Total:			
Federal	**16,108**	23,074	22,216
Foreign	**3,954**	7,628	6,974
State and local	**(222)**	2,911	1,985
Total tax provision	**$ 19,840**	$ 33,613	$ 31,175

Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	2001	2000
Deferred tax liabilities:		
Property, plant and equipment	**$ 21,714**	$ 16,623
Inventories	**5,773**	5,050
Pension	**9,775**	7,265
Intangibles and other assets	**18,789**	19,723
Total deferred tax liabilities	**56,051**	48,661
Deferred tax assets:		
Accrued nonpension retirement benefits	**18,130**	18,657
Other accrued liabilities	**11,512**	8,343
Receivables	**2,203**	2,158
Tax credits	**7,396**	6,115
Total deferred tax assets	**39,241**	35,273
Net deferred tax liability before valuation allowance	**16,810**	13,388
Valuation allowance	**195**	195
Net deferred tax liability	**$ 17,005**	$ 13,583

The net deferred tax liability is included in the consolidated balance sheets as follows:

December 31,	2001	2000
Noncurrent deferred taxes	**$ 23,512**	$ 19,413
Prepaid expenses and deferred taxes	**(6,507)**	(5,830)
Net deferred tax liability	**$ 17,005**	$ 13,583

A reconciliation from the statutory U.S. federal tax rate of 35% to the consolidated effective tax rate is as follows:

Year ended December 31,	2001	2000	1999
Statutory U.S. federal tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Foreign tax differential	**4.2**	11.0	5.3
State and local income taxes, net of related federal taxes	**(0.2)**	2.4	1.7
Amortization of goodwill	**1.4**	1.0	1.1
Federal credits	**(5.8)**	(6.3)	(0.4)
Other	**(1.1)**	(1.3)	(0.9)
Consolidated effective tax rate	**33.5%**	41.8%	41.8%

Income taxes paid in cash (net of refunds received) amounted to $7,632, $29,288 and $13,849 for the years ended December 31, 2001, 2000 and 1999, respectively.

U.S. deferred income taxes, net of foreign tax credit, were provided on all undistributed earnings of non-U.S. subsidiaries, as the earnings are not expected to be permanently reinvested in such companies.

Income tax benefits related to employee stock option transactions of $1,144, $594 and $245 for the years ended December 31, 2001, 2000 and 1999, respectively, were allocated to shareholders' equity.

In addition to the above, tax benefits of $137 and $2,292 were recorded in shareholders' equity in 2001 related to minimum pension liability and derivatives, respectively.

The Company has recorded $7,201 of net deferred tax assets at December 31, 2001, arising from state tax credits of $2,646, federal foreign tax credits of $3,813 related to the deferred tax liability recorded for tax on undistributed earnings of non-U.S. subsidiaries and federal research and experimentation credits of $742. The state tax credits will expire between 2002 and 2016. The federal foreign tax credits are not available for utilization until earnings are distributed from the non-U.S. subsidiaries. The federal research and experimentation credits represent a receivable for credits that have been earned, but due to federal procedural matters have not been received as of December 31, 2001.

8

Pension Plans and Nonpension Retirement Benefits

The Company has pension plans covering substantially all employees. Benefits generally are based on compensation for salaried employees and length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements.

The components of the benefit obligation, plan assets and funded status of the plans are as follows:

December 31,	**2001**	2000
Change in benefit obligation:		
Benefit obligation, beginning of year	**$ 160,203**	$ 158,241
Service cost	**3,834**	3,817
Interest cost	**12,860**	12,261
Plan amendments	**11,014**	—
Actuarial loss	**9,913**	196
Benefits paid	**(11,960)**	(14,312)
Benefit obligation, end of year	**$ 185,864**	$ 160,203
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 222,648**	$ 246,404
Actual return on plan assets	**(12,296)**	(9,444)
Benefits paid	**(11,960)**	(14,312)
Fair value of plan asset, end of year	**$ 198,392**	$ 222,648
Reconciliation of funded status of plans:		
Funded status	**$ 12,528**	$ 62,445
Unrecognized net gain	**920**	(46,207)
Unrecognized prior year service cost	**16,058**	5,400
Prepaid pension benefit cost	**$ 29,506**	$ 21,638

The plan amendments resulted from additional benefits granted to certain of the Company's unionized workforce in labor negotiations completed during 2001.

The Company has recorded a net minimum pension liability of $404 and intangible pension asset of $176 in 2001 related to a non-qualified benefit plan.

The actuarial present value of benefit obligations is based on a discount rate of 7.5% in 2001 and 7.75% in 2000 and 1999. The expected long-term rate of return on assets of 10.0% and a salary growth rate of 5.0% were used in 2001, 2000 and 1999. Future benefits are assumed to increase in a manner consistent with past experience. Plan assets primarily include marketable equity securities and government and corporate debt securities.

The components of the net pension credit are as follows:

Year ended December 31,	2001	2000	1999
Service cost (benefits earned during the period)	**$ 3,834**	$ 3,817	$ 3,825
Interest cost on projected benefit obligation	**12,860**	12,261	11,836
Expected return on plan assets	**(22,669)**	(21,245)	(19,248)
Prior service cost amortization	**356**	356	348
Actuarial gain recognized	**(2,233)**	(2,202)	(685)
Net pension credit	**$ (7,852)**	$ (7,013)	$ (3,924)

The Company also sponsors certain other employee retirement benefit plans which in the aggregate resulted in an expense of $2,660, $2,373 and $2,082 in 2001, 2000 and 1999, respectively.

The Company also provides certain retiree health care and life insurance benefits covering substantially all salaried and hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension retirement benefits of Company retirees who had retired as of June 18, 1993.

The components of the nonpension retirement benefit obligation and amounts accrued are as follows:

December 31,	2001	2000
Change in accumulated nonpension postretirement benefit obligation:		
Benefit obligation, beginning of year	**$ 20,855**	$ 20,321
Currency gain	**(153)**	(116)
Service cost	**590**	439
Interest cost	**1,911**	1,549
Actuarial gain	**4,845**	207
Settlement of insurance contract	**—**	(289)
Benefits paid	**(1,355)**	(1,256)
Benefit obligation, end of year	**$ 26,693**	$ 20,855
Reconciliation of funded status of plans:		
Funded status	**$ (26,693)**	$ (20,855)
Unrecognized actuarial gain	**(10,064)**	(15,531)
Unrecognized prior year service cost	**(11,374)**	(13,290)
Accrued benefit cost	**$ (48,131)**	$ (49,676)

The provision for net nonpension retirement benefit cost (credit) consists of the following:

Year ended December 31,	2001	2000	1999
Service cost (benefits earned during the period)	**$ 590**	$ 439	$ 533
Interest cost on nonpension retirement benefit obligation	**1,911**	1,549	1,475
Amortization	**(2,543)**	(2,883)	933
Net nonpension retirement benefit cost (credit)	**$ (42)**	$ (895)	$ 2,941

Assumed health care cost inflation is based on a rate of 5.0%. A one percent increase in these rates would have increased the nonpension retirement expense by $157 and the benefit obligation by $1,680. A one percent decrease in these rates would have decreased the net nonpension retirement expense by $201 and the benefit obligation by $2,043. The assumed discount rate used in determining the accumulated nonpension retirement benefit obligation was 7.5% for 2001 and 7.75% for 2000 and 1999. The increase in 1999 in the accumulated nonpension retirement benefit obligation related to coverage of additional employees for medical expense. The Company continues to fund these nonpension retirement benefit obligations as claims are incurred.

The Company also provides retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. Related to these plans, approximately $365, $377 and $400 was charged to expense for the years ended December 31, 2001, 2000 and 1999, respectively.

9

Long-Term Debt

The Company and its Canadian subsidiary have an unsecured agreement ("Bank Credit Agreement" or "Agreement") with a group of banks that provides for a Revolving Credit and Swing Line Facility ("Facility") permitting borrowings up to an aggregate total of $380.0 million, maturing May 1, 2002. Swing Line borrowings are limited to $25.0 million with interest calculated at the prime rate minus the commitment fee percentage ("Commitment Fee Percentage") as defined in the Agreement. Revolving Credit borrowings bear interest at the Company's option at either the prime rate minus the Commitment Fee Percentage or a Eurodollar rate plus the applicable Eurodollar margin ("Applicable Eurodollar Margin") as defined in the Agreement. The Commitment Fee Percentage and Applicable Eurodollar Margin vary depending on the Company's performance against certain financial ratios. The Commitment Fee Percentage and the Applicable Eurodollar Margin were .125% and .225%, respectively, at December 31, 2001. The Company had $143.0 and $151.4 million outstanding under the Facility at December 31, 2001 and 2000, respectively. The Facility also provides for the issuance of $38.0 million of letters of credit, with such usage applied against the $380.0 million limit. At December 31, 2001, the Company had $4.8 million in letters of credit outstanding under the Facility.

On January 31, 2002, the Company entered into an amended agreement for new senior credit facilities ("New Credit Facilities") totaling $575.0 million related to the company's announced acquisition of the Anchor Hocking glassware operations of Newell Rubbermaid Inc. When funded, the New Credit Facilities will replace the existing Bank Credit Agreement. The New Credit Facilities are comprised of a $311.3 million Revolving Credit Facility that matures five years from the initial funding, a $143.7 million Term Loan A Facility that matures five years from the initial funding, and a $120.0 million Term Loan B Facility that matures seven years from the initial funding. Since the funding under the New Credit Facilities is contingent upon consummation of the Anchor Hocking acquisition, debt under the Facility is classified as short term at December 31, 2001. If the Anchor Hocking acquisition does not occur, the Company expects to refinance the Bank Credit Agreement in April 2002 on a long-term basis and is in the process of obtaining such financing commitments.

In September 2001, the Company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility.

Annual maturities for all the Company's long-term debt are as follows: 2002 - $143.1 million; 2003 - $0.1 million; 2004 - $0.1 million; 2005 - $0.1 million; and 2006 - $0.1 million.

The Company has Rate Agreements with respect to $100.0 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average interest rate for the Company's borrowings related to the Rate Agreements at December 31, 2001, was 6.2% for an average remaining period of 3.3 years. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 2.3% at December 31, 2001. If the counterparts to these Rate Agreements fail to perform, the Company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the Company does not anticipate nonperformance by the counterparts.

The Company pays the Commitment Fee Percentage on the total credit provided under the Bank Credit Agreement. No compensating balances are required by the Agreement, which does require the maintenance of certain financial ratios, restricts the incurrence of indebtedness and other contingent financial obligations and restricts certain types of business activities and investments.

At December 31, 2001 the carrying value of debt approximates its fair value based on the Company's current incremental borrowing rates and term to the maturity of the Bank Credit Agreement. The fair market value for the Company's Rate Agreements at December 31, 2001 was $(4.8) million. The fair value of the Company's Rate Agreements is based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company does not expect to cancel these agreements and expects them to expire as originally contracted.

Interest paid in cash amounted to $10,785, $12,001 and $12,297 for the years ended December 31, 2001, 2000 and 1999.

10

Stock Options

The Company has two stock option plans for key employees: (1) the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees and (2) the 1999 Equity Participation Plan of Libbey Inc. The plans provide for the granting of Incentive Stock Options and Nonqualified Options to purchase 2,800,000 shares of the Company's common stock at a price not less than the fair market value on the date the option is granted.

Options become exercisable as determined at the date of the grant by the Compensation Committee of the Board of Directors. Unless an earlier expiration date is set at the time of the grant or results from termination of an optionee's employment or a merger, consolidation, acquisition, liquidation or dissolution of the Company, Incentive Stock Options expire ten years after the date of the grant and Nonqualified Options expire ten years and a day after the grant.

The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for employee stock options. The alternative fair value accounting provided for under FASB No. 123, "Accounting for Stock-Based Compensation" (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant.

In the opinion of management, the existing fair value models do not provide a reliable measure of the value of employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different from those of traded options. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair-value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions by year:

Assumption	**2001**	2000	1999
Risk-free interest rates	**4.2%**	6.0%	6.0%
Dividend yield	**0.9%**	0.9%	1.0%
Volatility	**.30**	.29	.29

The weighted average fair value of options granted in 2001, 2000 and 1999 was $13.25, $14.12 and $12.22, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

Year ended December 31,	**2001**	2000	1999
Net income:			
Reported	**$ 39,392**	$ 46,866	$ 43,428
Pro forma	**$ 38,115**	$ 45,625	$ 42,365
Earnings per share:			
Basic			
Reported	**$ 2.58**	$ 3.07	$ 2.69
Pro forma	**$ 2.49**	$ 2.99	$ 2.62
Diluted			
Reported	**$ 2.53**	$ 3.01	$ 2.64
Pro forma	**$ 2.45**	$ 2.93	$ 2.57

Pro forma effect on net income for 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Price Range Per Share
January 1, 1999			
Outstanding	1,383,346	$19.17	$13.00-$38.44
Exercisable	1,112,447	15.46	
Granted	164,450	31.25	
Canceled	500	38.44	
Exercised	40,183	13.27	
December 31, 1999			
Outstanding	1,507,113	$20.64	$13.00-$38.44
Exercisable	1,196,708	17.32	
Granted	175,750	32.31	
Canceled	4,190	30.02	
Exercised	110,349	14.53	
December 31, 2000			
Outstanding	1,568,324	$22.35	$13.00-$38.44
Exercisable	1,219,882	19.25	
Granted	230,450	30.56	
Canceled	1,250	31.94	
Exercised	167,741	13.97	
December 31, 2001			
Outstanding	**1,629,783**	**$24.37**	**$13.00-$38.44**
Exercisable	**1,198,163**	**21.75**	

The following information is as of December 31, 2001:

	Options with an exercise price of $13.00 per share	Options with an exercise price greater than $13.00 per share
Options outstanding	525,412	1,104,371
Weighted-average exercise price	$13.00	$29.78
Remaining contractual life	1.48	6.85
Options exercisable	525,412	672,751
Weighted-average exercise price	$13.00	$28.58

11

Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan designed to ensure that all of the Company's shareholders receive fair and equal treatment in the event of any proposal to acquire control of the Company. The Plan defines Existing Holder to mean Baron Capital Group, Inc. together with all of its Affiliates and Associates (including, without limitation, Ronald Baron, BAMCO, Inc., Baron Capital Management, Inc. and Baron Asset Fund). Under the Plan, the Company's Board of Directors would declare a distribution of one right for each outstanding common share of the Company. Each right will entitle shareholders to buy 1/100th of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $55 per right. The rights will not be exercisable until a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares or makes a tender offer for at least 20% (or in the case of an Existing Holder, 25%) of its common shares. Percentage increases resulting from share repurchases by the Company or inadvertence do not cause the rights to become exercisable. After the time that a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares, the holders of the rights may be permitted to exercise such rights to receive the Company's common shares having market value of twice the exercise price. The rights are redeemable at $0.001 per right at any time before the tenth day after a person has acquired 20% (or in the case of an Existing Holder, 25%) or more of the outstanding common shares. The redemption period may be extended under certain circumstances. If at any time after the rights become exercisable and not redeemed, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving party, the rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each right.

12

Operating Leases

Rental expense for all operating leases, primarily for warehouses, was $5,328, $4,705 and $5,299 for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum rentals under operating leases are as follows: 2002—$5,428; 2003—$4,579; 2004—$3,492; 2005—$2,138; 2006—$1,427; and 2007 and thereafter—$4,426.

13

Industry Segment Information

The Company has one reportable segment, tableware products, from which the Company's revenues from external customers are derived. The Company does not have any customer who represents 10% or more of total sales. The Company's operations by geographic areas for 2001, 2000 and 1999 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments.

	United States	Foreign	Eliminations	Consolidated
2001				
Net sales:				
Customers	**$371,865**	**$47,729**	**$ —**	**$419,594**
Intercompany	**—**	**—**	**—**	**—**
Total	**$371,865**	**$47,729**	**$ —**	**$419,594**
Long-lived assets	**$172,924**	**$82,513**	**$ —**	**$255,437**
2000				
Net sales:				
Customers	$389,990	$51,838	$ —	$441,828
Intercompany	740	—	(740)	—
Total	$390,730	$51,838	$ (740)	$441,828
Long-lived assets	$155,328	$82,309	$ —	$237,637
1999				
Net sales:				
Customers	$404,355	$56,237	$ —	$460,592
Intercompany	17,962	4,040	(22,002)	—
Total	$422,317	$60,277	$(22,002)	$460,592
Long-lived assets	$154,909	$79,348	$ —	$234,257

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2001 and 2000:

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	**$ 92,515**	**$ 108,100**	**$ 106,896**	**$ 112,083**
Freight billed to customers	**446**	**553**	**482**	**604**
Cost of sales	**70,289**	**73,864**	**76,092**	**87,010**
Gross profit	**22,672**	**34,789**	**31,286**	**25,677**
Earnings before interest and income taxes	**9,905**	**24,901**	**22,632**	**11,154**
Net income	**4,207**	**14,143**	**14,057**	**6,985**
Net income per share				
Basic	**$ 0.28**	**$ 0.92**	**$ 0.92**	**$ 0.46**
Diluted	**$ 0.27**	**$ 0.91**	**$ 0.90**	**$ 0.45**

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Net sales	$ 96,761	$ 113,293	$ 108,089	$ 123,685
Freight billed to customers	458	529	583	704
Cost of sales	69,605	75,851	71,824	88,723
Gross profit	27,614	37,971	36,848	35,666
Earnings before interest and income taxes	14,460	28,857	26,465	22,913
Net income	6,402	14,339	14,297	11,828
Net income per share				
Basic	$ 0.42	$ 0.94	$ 0.94	$ 0.78
Diluted	$ 0.41	$ 0.92	$ 0.92	$ 0.76

Libbey Inc. Directors



From left to right: Gary L. Moreau, John F. Meier, Richard I. Reynolds, Peter C. McC. Howell, Carol B. Moerdyk, William A. Foley, Terence P. Stewart

Gary L. Moreau

Gary L. Moreau is President of Pratt's Hollow Advisors LLC, a business consulting company. Prior to his current position, Mr. Moreau was President and Chief Executive Officer of Lionel L.L.C., a position he held from January 1996 until July 1999. From 1991 until that time, Mr. Moreau served as President and Chief Operating Officer of Oneida Ltd., an international diversified manufacturer and marketer of consumer and international tableware and giftware. He is a member of the Board of Directors of GSW Inc. Mr. Moreau has been a director of the company since 1996.

John F. Meier

John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the company went public in June 1993. Since joining the company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the company since 1987.

Richard I. Reynolds

Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the company since 1993.

Peter C. McC. Howell

Peter C. McC. Howell is the former Chairman and Chief Executive Officer of Signature Brands USA, Inc., a position he held from 1994 to 1997. From 1989 until 1994, Mr. Howell was President and Chief Executive Officer of Mr. Coffee, inc. Mr. Howell is a member of the Board of Directors of Global-Tech Appliances, Inc. Mr. Howell has been a director of the company since 1993 and currently serves as Chairman of the Audit Committee.

Carol B. Moerdyk

Carol B. Moerdyk is Senior Vice President, North American and Australasian Contract Operations of Boise Cascade Office Products Corporation. She served as Chief Financial Officer from 1995 to February 1998. Ms. Moerdyk has been a director of the company since 1998.

William A. Foley

William A. Foley is Chairman of LESCO, Inc., a position he has held since October 1994. Mr. Foley was named President and Chief Executive Officer of LESCO, Inc. in July 1993. Prior to that, Mr. Foley was President and Chief Executive Officer of Imperial Wallcoverings, Vice President and General Manager of the Consumer Business Group of the Scott's Company and Vice President and General Manager of Rubbermaid Specialty Products. Mr. Foley is a past Vice President of Sales and Marketing of Anchor Hocking and currently serves on the Board of Directors of Dairy Mart Corporation. Mr. Foley has been a director of the company since 1994 and currently serves as Chairman of the Compensation Committee.

Terence P. Stewart

Terence P. Stewart is managing partner of the Washington D.C.-based law firm of Stewart and Stewart where he has been employed since June 1976. Mr. Stewart is a member of a number of bar associations, including the Customs and International Trade Bar, the American Bar Association and is admitted to numerous courts including the U.S. Supreme Court and the U.S. Court of International Trade. Mr. Stewart has been a director of the company since 1997 and currently serves as Chairman of the Nominating and Governance Committee.

Kenneth A. Boerger
Mr. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the company's financial matters since 1980 when he joined Owens-Illinois, Inc., Libbey's former parent company.

Daniel P. Ibele
Mr. Ibele was named Vice President, General Sales Manager of the company in March 2002. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. Since joining Libbey in 1983, Mr. Ibele has held various marketing and sales positions.

John F. Meier
Mr. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the company went public in June 1993. Since joining the company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the company since 1987.

Timothy T. Paige
Mr. Paige has been Vice President and Director of Human Resources of the company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the company. Prior to joining the company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.

Richard I. Reynolds
Mr. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the company since 1993.

Arthur H. Smith
Mr. Smith has served as Vice President and General Counsel of the company since June 1993 and as Secretary of the company since March 1987. Prior to joining Libbey, Mr. Smith had been employed by Owens-Illinois, Inc., Libbey's former parent company, since 1968 in various legal positions. Mr. Smith has been involved in the company's legal affairs since 1975.

Kenneth G. Wilkes
Mr. Wilkes has been Vice President and Chief Financial Officer of the company since November 1995. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the company. Prior to joining the company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.

John A. Zarb
Mr. Zarb has been Vice President and Chief Information Officer of the company since April 1996. Prior to joining the company, Mr. Zarb was employed by AlliedSignal Inc. in information technology senior management positions in Europe and the U.S.

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

Transfer Agent and Registrar
The Bank of New York (telephone 1-800-524-4458) acts as both Transfer Agent and Registrar for the company. Address shareholder inquiries to:
The Bank of New York
Shareholder Relations Department—11E
P.O. Box 11258
Church Street Station
New York, New York 10286-1258, U.S.A.

Send certificates for transfer and address changes to:
The Bank of New York
Receive and Deliver Department—11W
P.O. Box 11002
Church Street Station
New York, New York 10286-1002, U.S.A.
e-mail Address: Shareowner-svcs@bankofny.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the company.

Form 10-K
The company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:
Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be 2:00 p.m. on May 2, 2002, and will be held in Toledo, Ohio, at:
The Libbey Corporate Showroom
228 N. Huron Street
Toledo, OH 43604

Stock Exchange
Libbey Inc. stock is listed for trading on the New York Stock Exchange under the symbol "LBY."

Market for Common Stock
The price range for the company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$33.56**	**$27.80**	$28.63	$25.31
Second Quarter	**$42.20**	**$27.80**	$32.50	$26.69
Third Quarter	**$39.95**	**$28.20**	$33.50	$29.13
Fourth Quarter	**$35.60**	**$27.00**	$31.00	$26.31

As of March 1, 2002, there were 1,085 registered common shareholders of record. The company pays a regular quarterly cash dividend of $0.075 per share, or $0.30 per year. The declaration of future dividends is within the discretion of the Board of Directors of the company and will depend upon, among other things, business conditions, earnings and the financial condition of the company.

Stock Purchase and Sale Plan
The Bank of New York, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT℠. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York at 1-800-524-4458. Shareholder questions and requests for forms are also available by visiting The Bank of New York's Website at http://stock.bankofny.com. Interested investors who would like enrollment material should call The Bank of New York at 1-800-727-7033.

℠ BuyDIRECT is a service mark of The Bank of New York.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279
e-mail: stock@libbey.com
Or visit our website at www.libbey.com

Glassware Manufacturing

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940 Ash Street
Toledo, Ohio 43611

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200 Old Ranch Road
City of Industry, California 91789

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4302 Jewella Road
Shreveport, Louisiana 71109

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2900 Court Street
Syracuse, New York 13208

World Tableware Inc.
6500 Greenville Avenue
Suite 400
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LBY Listed NYSE
THE NEW YORK STOCK EXCHANGE

Visit our website at:
Libbey® www.libbey.com®

Libbey®

Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com